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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STROUSE GREENBERG Realty Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 S. BRoad St - 3Rd FLR
                              (No. and Street)

Philadelphia   PA   19102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Edward Glickman   215-875-0700
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Voynow Bayard & Company, CPA's
                    (Name — if individual, state last, first, middle name)

1530 Chestnut St - Suite 200   Philadelphia   PA   19102
(Address)   (City)   (State) (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AM
3/14/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _Edward Glickman_ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Strouse Greenberg Realty Investments, Inc._ as of _December 31_, 19 _2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

February 28, 2002

Clare R. Dobbins
Notary Public

[Signature]
Signature

Chief Financial Officer &
Executive Vice President
Title

Notarial Seal
Clare R. Dobbins, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Oct. 25, 2003
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):
☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STROUSE, GREENBERG REALTY
INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULE AND
AUDITORS' REPORT THEREON
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating, LLC)

TABLE OF CONTENTS

DECEMBER 31, 2001

PAGE

VOYNOW, BAYARD AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

1530 CHESTNUT STREET· SUITE 200

PHILADELPHIA, PENNSYLVANIA 19102

(215) 569-2600

FAX: (215) 496-9320

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
CHARLES L. KLOSS, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders of
  Strouse, Greenberg Realty Investments, Inc.:

We have audited the accompanying statement of financial condition of
Strouse, Greenberg Realty Investments, Inc. (a wholly-owned subsidiary of
TRO Liquidating LLC) as of December 31, 2001, and the related statements of
operations, changes in stockholders' equity and cash flows for the year
then ended that you are filing pursuant to rule 17a-5 under the Securities
Exchange Act of 1934. These financial statements are the responsibility of
the Company's management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We
believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Strouse
Greenberg Realty Investments, Inc. as of December 31, 2001, and the results
of its operations and its cash flows for the year then ended in conformity
with accounting principles generally accepted in the United States of
America.

Our audit was made for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained on pages
9 to 10 is presented for purposes of additional analysis and is not a
required part of the basic financial statements, but is supplementary
information required by rule 17a-5 under the Securities Exchange Act of
1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion,
is fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

Voynow, Bayard and Company
VOYNOW, BAYARD AND COMPANY
Certified Public Accountants

Philadelphia, Pennsylvania
February 2, 2002

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 17,304
Prepaid expenses	4,309
Investment in NASD	20,100
Total assets	$ 41,713

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses		$ 4,299
Loans payable, TRO Liquidating LLC		31,235
Total liabilities		35,534
Stockholders' equity		
Common stock (par value $5 a share; authorized 2,000 shares, issued and outstanding 750 shares)	$ 3,750	
Additional paid-in capital	141,425	
Accumulated deficit	(132,996)	
	12,179	
Less: Treasury stock (187.5 shares)	(6,000)	
Total stockholders' equity		6,179
Total liabilities and stockholders' equity		$ 41,713

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenue		
Interest		$ 896
Expenses		
Professional fees	$ 3,783	
Administrative expenses	5,087	
Taxes	922	
		9,792
Net loss		$ (8,896)

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2001	$ 3,750	$130,373	$(124,100)	$ -	$ 10,023
Capital Contributions	-	11,052	-	-	11,052
Treasury Stock Purchase	-	-	-	(6,000)	(6,000)
Net loss	-	-	(8,896)	-	(8,896)
Balance, December 31, 2001	$ 3,750	$141,425	$(132,996)	$ (6,000)	$ 6,179

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities		
Net loss		$ (8,896)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in prepaid expenses		(675)
Decrease in accrued expenses		(1,599)
Net cash (used in) operating activities		(11,170)
Cash flows from financing activities		
Capital contributions	11,052	
Purchase of Treasury Stock	(6,000)	
		5,052
Net decrease in cash and cash equivalents		(6,118)
Cash and cash equivalents		
Beginning of year		23,422
End of year		$ 17,304

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

---

1. ORGANIZATION

Strouse, Greenberg Realty Investments, Inc. (the Company) was formed under the laws of the Commonwealth of Pennsylvania on June 1, 1977, for the purpose of operating as a broker-dealer in real estate securities. The company is a broker dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Presently no customer accounts are maintained. The company was a majorirty-owned subsidiary of The Rubin Organization, Inc. (which was a 75% shareholder) until September 29, 1997 when all company stock was transferred to TRO Liquidating LLC, a Pennsylvania Limited Liability Company. In January 2001, the company purchased for the treasury the minority shareholders' 25% interest in the stock for $6,000, thus, making TRO Liquidating LLC the sole shareholder in the company.

While the financial statements have been prepared from the separate records maintained by Strouse, Greenberg Realty Investments, Inc., they may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company been operating as an unaffiliated entity.

Funds required for the operation of the Company's business, which are in excess of the Company's operating revenues, are expected to be obtained by capital contributions, advances, or expense reimbursements from its sole stockholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased which have a maturity of three months or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $13,005 which was $8,005 over its required net capital of $5,000. The percentage of aggregate indebtedness to net capital, as defined, was a negative 273%. This non-compliance with the net capital requirements resulted from the SEC's current treatment of shareholder's advances as debt rather than equity (see Note 5).

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2001

4. INVESTMENT IN NASD

The Company purchased 1500 NASDAQ warrants in 2000 for $20,100. The warrants are convertible into common shares on a one-for-one basis. The warrants are exercisable on June 30, 2003 and expire on June 25, 2004. The purpose for the purchases was to show good faith in that the company will continue to remain a member of the NASD. The warrants are traded on the open market and subject to the fluctuations of the market.

5. LOANS PAYABLE, TRO LIQUIDATING LLC

During 2000, TRO Liquidating LLC advanced loans to the Company amounting to $31,235. These loans are non interest-bearing and are due on April 30, 2004, at which time an option also exists in which the loan can also be assigned back to the lender. The Company has received approval from NASD that this loan be treated as subordinated debt and, thus, as additional capital for purposes of the computation of net capital and aggregate indebtedness under SEC Rule 15c3-1.

6. SHAREHOLDER CAPITAL CONTRIBUTIONS

During 2001, TRO Liquidating LLC contributed additional paid-in capital amounting to $11,052.

7. INCOME TAXES

The Company has net operating loss carryforwards which are available for utilization on its future federal tax returns:

Expiration	
2002	$ 7,002
2003	6,167
2004	7,033
2005	5,210
2006	7,554
2007	8,457
2008	8,278
2009	8,918
2010	8,654
2011	8,017
2012	9,886
2018	11,474
2019	9,656
2020	12,064
2021	8,896
	$ 127,266

The Company also has net operating loss carryforwards for state tax purposes.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2001

8. EXEMPTION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of rule 15c3-3 of the
Securities Exchange Commission and, therefore, is not required to
maintain a special reserve bank account for the exclusive benefit of
customers since it meets the requirements of rule 15c3-3(k)(2)(i),
which, among other provisions, requires the Company to clear all
transactions with and for customers on a fully disclosed basis with a
clearing broker or dealer and to promptly transmit all customer funds
and securities to the clearing broker or dealer which carries all of
the accounts of such customers.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

1. Total ownership equity from statement
   of financial condition .... $ 6,179

2. Deduct ownership equity not allowable
   for net capital .... -

3. Total ownership equity qualified for
   net capital 6,179

4. Add
   A. Liabilities subordinated to claims
      of general creditors allowable
      in computation of net capital 31,235
   B. Other (deductions) or allowable
      credits .... -

5. Total capital and allowable subordinated
   liabilities 37,414

6. Deductions and/or charges
   A. Total nonallowable assets
      from statement of financial
      condition 24,409
   B. Secured demand note deficiency ... -
   C. Commodity futures contracts and
      spot commodities - proprietary
      capital charges .... -
   D. Other deductions and/or charges ... - ... 24,409

7. Other additional and/or allowable credits ..... -

8. Net capital before haircuts on
   securities positions 13,005

9. Haircuts on securities .... -

10. Net capital .... $ 13,005

11. Minimum net capital required (6-2/3%
    of line 19) .... $ 286

12. Minimum dollar net capital requirement
    of reporting broker or dealer and
    minimum net capital requirement .... $ 5,000

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION, CONTINUED

AS OF DECEMBER 31, 2001

13. Net capital requirement (greater
    of line 11 or 12) $ 5,000

14. Excess of net capital (line 10 less line 13) $ 8,005

15. Excess of net capital at 1,000% (line 10
    less 10% of line 19) $ 12,575

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness liabilities
    from statement of financial condition $ 4,299

17. Add items not included in statement of
    financial condition   -

18. Reserve   -

19. Total aggregate indebtedness $ 4,299

20. Percentage of aggregate indebtedness to net capital
    (line 19 divided by line 10)   33%

SCHEDULE OF NONALLOWABLE ASSETS (Line 6A)

Prepaid expenses $ 4,309

Investment in NASD   20,100

    Total Line 6A $ 24,409

NOTE: There are no differences between this
        computation of net capital pursuant to SEC
        Rule 15c3-1 and unaudited filing of Part IIA
        of the Focus report as of December 31, 2001.

VOYNOW, BAYARD AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

1530 CHESTNUT STREET· SUITE 200

PHILADELPHIA, PENNSYLVANIA 19102

(215) 569-2600

FAX: (215) 496-9320

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
CHARLES L. KLOSS, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
  Strouse, Greenberg Realty Investments, Inc.

In planning and performing our audit of the financial statements of Strouse, Greenberg Realty Investments, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance and such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
  Strouse, Greenberg Realty Investments, Inc.
Page 2

        Because of inherent limitations in internal control or the
practices and procedures referred to above, errors or fraud may occur and
not be detected. Also, projection of any evaluation of them to future
periods is subject to the risk that they may become inadequate because of
changes in conditions or that the effectiveness of their design and
operation may deteriorate.

        Our consideration of internal control would not necessarily
disclose all matters in internal control that might be material weaknesses
under standards established by the American Institute of Certified Public
Accountants. A material weakness is a condition in which the design or
operation of the specific internal control components does not reduce to a
relatively low level the risk that error or fraud in amounts that would be
material in relation to the financial statements being audited may occur
and not be detected within a timely period by employees in the normal
course of performing their assigned functions. However, we noted no
matters involving internal control that we consider to be material
weaknesses as defined above. Also, no facts came to our attention
indicating that the exemptive provisions of rule 15c3-3 had not been
complied with during the period.

        We understand that practices and procedures that accomplish the
objectives referred to in the second paragraph of this report are
considered by the SEC to be adequate for its purposes in accordance with
the Securities Exchange Act of 1934 and related regulations, and that
practices and procedures that do not accomplish such objectives in all
material respects indicate a material inadequacy for such purposes. Based
on this understanding and on our study, we believe that the Company's
practices and procedures were adequate at December 31, 2001 to meet the
SEC's objectives.

        This report is intended solely for the information and use of the
Board of Directors, management, the National Association of Securities
Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-
5(g) under the Securities Exchange Act of 1934 in their regulation of
registered brokers and dealers, and is not intended to be and should not be
used by anyone other than these specified parties.

                                    VOYNOW, BAYARD AND COMPANY
                                    Certified Public Accountants

Philadelphia, Pennsylvania
February 2, 2002